SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*
                                             --

                        SECURITY FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81424D109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Paul J. Duggan
          Jackson Boulevard Capital Management, Ltd., 3220 W. 98th St.,
                            Evergreen Park, IL 60805
                                 (708) 952-4440
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) had filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 2 OF 14 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             167,394
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          167,394
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      167,394
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.98%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      INDIVIDUAL
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 3 OF 14 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             83,300
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          83,300
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,300
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.50%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CORPORATION
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 4 OF 14 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             67,100
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          67,100
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      67,100
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.60%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PARTNERSHIP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 5 OF 14 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.00%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PARTNERSHIP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 6 OF 14 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Financial Fund, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             16,200
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          16,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,200
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.90%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PARTNERSHIP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 7 OF 14 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             84,094
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          84,094
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      84,094
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.51%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PARTNERSHIP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages


     This is Amendment No. 4 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), and Jackson Financial Fund, L.P. ("Jackson Financial") (collectively, the "Group") on January 19, 2000, and relates to the common stock, $.01 par value (the "Common Stock"), of Security Financial Bancorp, Inc. (the "Issuer").

Item 1.  Security and Issuer
         -------------------

     This Schedule 13D is being filed jointly by Duggan, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Financial and relates to the shares of common stock of the Issuer. The address of the principal executive offices of the Issuer is 9231 Wicker Avenue, St. John, IN 46373.

Item 2.  Identity and Background
         -----------------------

     (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity, Jackson Investments and Jackson Financial, limited partnerships organized under the laws of the state of Illinois.

     Jackson Equity, Jackson Investments, and Jackson Financial are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and Jackson Financial. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 3220 West 98th Street, Suite 201, Evergreen Park, IL 60805.

     The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Financial and Duggan is 3220 West 98th Street, Suite 201, Evergreen Park, IL 60805.

     Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

     The joint filing agreement of the members of the Group is filed herewith as
Exhibit 1.

     (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Financial and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 9 of 14 Pages


     (f) Mr. Duggan is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     As of February 11, 2003, Jackson Equity was the owner of record and the beneficial owner of 67,100 shares. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

     As of February 11, 2003, Jackson Investments was the owner of record and the beneficial owner of 0 shares.

     As of February 11, 2003, Jackson Financial was the owner of record and the beneficial owner of 16,200 shares. The source of funds used by Jackson Financial to purchase the shares was Jackson Financial's working capital. Jackson Financial, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Financial's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Financial. Jackson Financial is the successor to Jackson Offshore Fund, Ltd., arising out of Offshore's transfer from Tortola to Evergreen Park, Illinois.

     Jackson Capital has a 9.1% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

     As of February 11, 2003, Jackson Partners was the owner of record and the beneficial owner of 84,094 shares. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners. Duggan purchased 20,000 shares in the Issuer's initial public offering (IPO) and contributed these shares to Jackson Partners.

Item 4.  Purpose of Transaction
         ----------------------

     On January 19, 2000, The Group's ownership exceeded 5% of the stock of the Issuer. The Group has made purchases subsequently to increase its position. All purchases are shown on Exhibit 2. Jackson Equity, Jackson Investments, Jackson Financial, and Jackson Partners acquired the shares for investment purposes, and only in the ordinary course of its business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Issuer, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional shares or dispose of shares.

                                                             Page 10 of 14 Pages


     On May 22, 2000, Duggan purchased 8,000 shares and his ownership exceeded 9.6% of the stock of the Issuer. On May 23, 2000, Duggan, via a phone call with John Hyland ,CEO, ("Hyland"), inquired about the board being expanded by two seats and Duggan getting to pick the additional directors. Duggan indicated that he would be able to assist Hyland and the Issuer in managing it's capital, including properly completing buybacks.

     On February 22, 2001, Duggan sent a letter to John Hyland, CEO ("Hyland") and the Board of Directors asking that the Issuer immediately approve a 10% buyback of the Issuer's stock. Duggan feels a buyback will help push the Issuer's book value higher and increase the overall franchise value per share. Duggan commented about poor company efficiency ratios and low return of average equity and assets. Duggan also asked the Issuer to consider adding new people to the Board.

     On September 11, 2001, Duggan sent a letter to Hyland complaining about the company's policy on press releases and failure to properly execute buybacks.

     On February 11, 2003, the Group's ownership merged Jackson Investments into Jackson Equity. No securities were sold, but the partners of the two entities voted for a merger.

     The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(c) and (e) through (j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,864,191, reported as the number of outstanding shares in a company issued press release. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System. Members of the Group collectively beneficially own an aggregate of 167,394 shares of the Company.

                                                             Page 11 of 14 Pages


     (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Financial, Duggan beneficially owns all of the 167,394 shares of the common stock owned by members of the Group, constituting approximately 8.98% of the issued and outstanding shares of the common stock, based on the number of outstanding shares shown above. Jackson Equity beneficially owns 67,100 shares representing 3.6% of the outstanding shares. Jackson Investments beneficially owns 0 shares. Jackson Capital beneficially owns 83,300 shares representing 4.5% of the outstanding shares. Jackson Partners beneficially owns 83,594 shares representing 4 % of the outstanding shares. Jackson Financial beneficially owns 16,200 shares representing .9% of the outstanding shares.

     (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 67,100 shares.

     Duggan has the shared power to vote 167,394 shares and the shared power to dispose of 167,394 shares.

     Jackson Capital (as the general partner of Jackson Equity, Jackson Investments and Jackson Financial) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 83,300 shares and the shared power to dispose of 83,300 shares.

     Jackson Partners has the shared power to vote or to dispose of any of its 84,094 shares.

     Jackson Investments owns no shares.

     Jackson Financial does not have the sole power to vote any shares and does not have the sole power to dispose of any shares. Jackson Financial has the shared power to vote 16,200 shares and the shared power to dispose of 16,200 shares.

     (c) Purchases in the Last 60 Days
         -----------------------------

         None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

     Except as described above and in the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                                             Page 12 of 14 Pages

     See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         No.      Description
         ---      -----------

         1        Joint Filing Agreement
         2        Schedule of Purchases
         3        February 22, 2001 Letter to Hyland
         4        September 11, 2001 Letter to Hyland

Other.  Agreement Regarding Joint Filing
----------------------------------------

         The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share, of Security Financial, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned. See Exhibit 1.

                                                             Page 13 of 14 Pages

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2001

                                 /s/ Paul J. Duggan
                                 Paul J. Duggan, an individual


                                 Jackson Boulevard Capital Management, Ltd.

                                        By: /s/ Paul J. Duggan
                                            Paul J. Duggan, President

                                 Jackson Boulevard Equities, L.P.

                                 By: Jackson Boulevard Capital Management, Ltd. General Partner

                                        By: /s/ Paul J. Duggan
                                            Paul J. Duggan, President

                                 Jackson Boulevard Investments, L.P.

                                 By:  Jackson Boulevard Capital Management, Ltd.
                                        General Partner

                                        By: /s/ Paul J. Duggan
                                            Paul J. Duggan, President

                                 Jackson Financial Fund, L.P.

                                 By: Jackson Boulevard Capital Management, Ltd. General Partner

                                        By: /s/ Paul J. Duggan
                                            Paul J. Duggan, President

                                 Jackson Boulevard Partners

                                 By:  Jackson Boulevard Partners

                                        By: /s/ Paul J. Duggan
                                            Paul J. Duggan, Partner

                                                             Page 14 of 14 Pages

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  September 11, 2001
                                /s/ Paul J. Duggan
                                Paul J. Duggan, an individual


                                Jackson Boulevard Capital Management, Ltd.

                                       By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President

                                Jackson Boulevard Equities, L.P.

                                By:  Jackson Boulevard Capital Management, Ltd.
                                       General Partner

                                       By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President

                                Jackson Boulevard Investments, L.P.

                                By: Jackson Boulevard Capital Management, Ltd. General Partner

                                       By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President

                                Jackson Financial Fund, L.P.

                                By: Jackson Boulevard Capital Management, Ltd. General Partner

                                       By: /s/ Paul J. Duggan
                                           Paul J. Duggan, President

                                Jackson Boulevard Partners

                                By:  Jackson Boulevard Partners

                                       By: /s/ Paul J. Duggan
                                           Paul J. Duggan, Partner